Via EDGAR
October 5, 2012
Mark P. Shuman
Branch Chief - Legal
Division of Corporation Finance - Mail Stop 4720
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	MEDL Mobile Holdings, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed August 23, 2012 File Number 333-180983

Dear Mr. Shuman:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated September 6, 2012 (the “Comment Letter”) relating to Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”) of MEDL Mobile Holdings, Inc. (“MEDL” or the “Company”) filed on August 23, 2012. The Company is simultaneously filing Amendment No.3 to the Registration Statement (the “Amendment”).  On behalf of the Company, we respond as set forth below.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

Industry Background and Trends, page 14

1.
We note your response to prior comment 6. It is unclear why projected revenue for app stores is pertinent to your business, given that you do not run an app store.  Please revise or advise.  In addition, please disclose the date of each report referenced in this section.

The Company has revised its disclosure to remove projected revenue for app stores and has disclosed the date of the report referenced in this section.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Operating Expenses, page 21

2.	Here and in the corresponding section on page 23, please quantify the categories of expenses that significantly contributed to the increase in operating expenses. See Item 303(b) of Regulation S-K.

The Company has revised its disclosure on page 21 and page 23 to quantify the categories of expenses that significantly contributed to the increase in operating expenses.

Executive Compensation

Summary Compensation Table, page 28

3.
We note your response to prior comment 7.  As previously requested, please revise your filing to explain why you granted both Messrs. Maltin and Swartz options to purchase 1,000,000 shares of common stock, and Mr. Lieberman an option to purchase 200,000 shares of common stock.

The Company has revised its disclosure to describe the basis upon which the Board of Directors determined to make certain option awards to its senior management.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 40

4.
We note from your response to prior comment 9 that at the time a customer signs a contract and makes a 50% deposit on the project, you believe that the company has already completed a “significant portion” of the technical and design work.

•	Explain further how you determined that the 50% deposit billable upon signing signifies that 50% of the total work to be performed under the contract has been completed;

The first payment from our customer is not a deposit but the first non-refundable progress payment.  As the Company’s last response letter described, the Company’s development (see appendix)  provides a sequence of the Company’s production activities.  By the time a customer makes the first non-refundable progress payment of up to 50%, over half of the steps of the development have been completed and the Company, in its estimate, has already performed and completed approximately 50% of the total work.  At the time of the initial billing, a significant portion of the technical and design work involved in delivering a final product, including the initial phase of the vendor specific objective has been met and the elements of the arrangement have been delivered or completed.  In preparing its interim financial statements, the Company’s management makes estimates based upon its experience and assumptions that affect reported amounts during the reporting period.  We estimate that in general the first 5 (of 10) steps in developing the deliverables under each contract entered, of  50% of the output, will be delivered upon signature and receipt of the first progress payment (which is not a deposit or refundable) and thereafter 50% remains to be recognized when the further contractually specified outputs are delivered.

The remaining 50% to be recognized after contract signing is attributable to: (i) development; (ii) testing and (iii) implementation.  Accordingly, we recognize the remaining 50% when the remaining undelivered elements (items i through iii) that are essential to the customization required for the functionality of the particular client requests are completed (generally, this is 25% upon release of Beta software to the client and 25% upon release of final software to the client).

The Company believes that its recognition policy is proper and reflects the life cycle of the Company’s activity and also notes that the number of projects and the length of the development cycle of just 1-2 months from design to delivery of final software also assures that the full contract price is generally realized within the same quarter as commencement of the project.  The Company intends to re-evaluate its policies from time to time in order to determine if  estimates and assumptions used by the Company are changing with the growth of the business, and to revise the revenue recognition policy to emphasize other metrics such as hours worked, which are not presently tracked by the Company, on a project basis.  The Company believes that any change in its approach to recognition of the initial payment amount that would reflect such other or additional metrics would not result in any material difference in the revenue presently recognized upon execution of a contract and receipt of the initial 50% non refundable payment amount.

•
Tell us how you determined that the remaining amounts billable at certain intervals pursuant to the terms of the arrangement are indicative of the progress-to-completion at those intervals.  In this regard, we refer you to ASC 985-605-25-106;

The Company determines the remaining amounts billable at certain intervals pursuant to the terms of its client arrangements using progress-to-completion measures based upon the Company’s actual outputs.  The Company believes the deliverables constituting its outputs (i.e. beta version and final version) provide the best indicators of progress for the Company and serve as a better approximation of progress than would be provided by input measures.  The milestone required to bill the customer after the initial billing is typically the release of Beta application software, which is the second milestone achieved for the completed elements.  The release of final software is the third (and final) output milestone for which the Company recognizes the balance of the revenue from a contract. These milestones defined in customer agreements demonstrate output measures which are required to produce the software, including (i) development, (ii) testing, and (iii) implementation elements associated with the software application delivered to the customer. These milestones represent clear criteria to measure the progress-to-completion in the earnings cycle and accordingly are used to recognize the revenue.

The amounts billable at certain intervals pursuant to the terms of agreement are indicative of the progress-to-completion based on ASC 985-605-25-106.   ASC 985-605-25-106 states “the achievement of contract milestones may cause arrangement revenues to become billable under the arrangement, the amounts billable shall be used to measure progress-to-completion only if such amounts indeed indicate such progress”.   The Company believes that its progress-to-completion method does indeed accurately match such progress.

•
As you assess progress-to-completion based on output measures, explain to us why you believe this methodology best approximates progress-to-completion for the work required under your particular contracts.  Describe other methodologies for measuring progress-to-completion allowable under ASC 985-605 and why you chose to output measures for your methodology for measuring progress-to-completion over the alternatives;

After reviewing all alternatives, the Company chose to use output measures.  Output measures recognize revenue as demonstrable results are achieved. Output methods call for the production of identifiable units of output can be measured in terms of the value added or milestones reached. Progress-to-completion based on output measures is measured directly from results achieved, thus providing a better approximation of progress than is provided by input measures. Contract milestones may be based on contractual project plans. Contractual provisions generally require the performance of specific tasks with the approval or acceptance by the customer. Project plans may include inspections in which the project's status is reviewed and approved by management. The completion of tasks that trigger such inspections are natural milestones because they are subject to review as an intrinsic part of the project management process.  The output measure method best approximates progress-to-completion for work performed under our software application agreements, as there are clearly defined development milestone deliveries that are tied to billings and payments under the agreement terms that include 25% upon release of Beta software and 25% upon release of final software.

The Company does not use input measures.  Input measures are made in terms of efforts devoted to a contract. They include the methods based on costs and on efforts expended. Input measures of progress-to-completion on arrangements are made in terms of efforts devoted to the arrangement and, for software arrangements, include methods based on costs, such as cost-to-cost measures, and on efforts expended, such as labor hours or labor dollars. Progress-to-completion is measured indirectly, based on an established or assumed relationship between units of input and productivity.  With our contract arrangements, if the milestones are never reached for any reason, the revenue would not be collectible from the customer regardless of the amount of labor hours incurred on the project. Therefore, the input measure of labor hours would not be a reliable method to recognize revenue under the progress-to-completion and accordingly the output measure method best approximates progress-to-completion for work performed under our software agreements.

•	Describe the milestones used to measure progress-to-completion in a typical contract and provide verifiable evidence to corroborate that such milestones are substantively correlated with output.

Our typical contract includes a 50% non-refundable contract payment from the customer billable (and recognized as revenue) upon signing the agreement.  The Company has already performed approximately 50% of the required work, and therefore, a significant portion of the technical and design work involved in delivering a final product has been completed. The agreement defines milestones for billings of 25% upon release of Beta software and 25% upon release of final software to the customer. Using these milestones as the output measure method best approximates progress-to-completion for work performed under our software application agreements.  A copy of our basic “form of” development contract has been provided to the staff supplementally.

5.
In your response to comment 19 from our May 23, 2012 letter, you state that costs are expensed as incurred.  Please describe in reasonable detail how your accounting for costs incurred in your percentage-of-completion contracts complies with the guidance in paragraphs 34-41 of ASC 605-35-25.  In connection with this, explain how you account for costs delineated under paragraph 41 of this section.  Also, tell us how you determine the total estimated costs to be incurred on a particular contract and tell us historically how such estimates have compared to the actual costs incurred.  In addition, tell us how you apply the guidance in paragraphs 82-84 of ASC 605-35-25 in accounting for both revenue and costs in your arrangements.

The Company expenses as incurred its selling, general and administrative costs as well as its projects costs.  The Company considered the guidance in ASC 605-35-25 including paragraphs 34-41 and paragraphs 82-84 and determined that it is best to expense the costs as incurred since it is conservative and matches the revenue recognition policy.

The Company recognizes half of the revenue when its first non-refundable progress payment is billed because it is estimated to be half of the output and half of the work involved in the project.  Since the costs are expensed as incurred, 50% of the project’s costs are expensed as of the generation of the related revenue stream from contract signing when the first item of recognized revenue is realized, that being the non-refundable initial progress payment.  The remaining 25% of the costs will have been expensed upon release of Beta software as the revenue is recognized and the remaining 25% of costs are expensed upon release of final software to the customer.  Further, all costs for contracts that will never be completed are expensed and not capitalized.

The projects are closely related and it is not feasible to segregate single projects, or profit centers for the time spent on labor, and these are the reasons why costs are expensed as incurred.

Should the Staff have any additional comments or questions, please direct such to me at 212-981-6766 or in my absence to Gary Emmanuel or Pete DiChiara at (212) 930-9700.

Very truly yours,

/s/ Harvey Kesner

Harvey Kesner

cc:	Mr. Andrew Maltin, Chief Executive Officer Mr. Paul Caceres, CFO

APPENDIX

The Software Development Life Cycle framework provides a sequence of activities for system application designers and developers to follow. It consists of a set of steps or phases in which each phase of the SDLC uses the results of the previous one.

A Systems Development Life Cycle (SDLC) adheres to important phases that are essential for developers, such as:

1.	Initiation – process begins when a prospective customer identifies a need for a custom software application. The concept proposal is created.

2.	Concept development – development of concept into a feasible application and projected scope of the application is developed.

3.	Planning – a project management plan is developed with related planning documents.

4.	Requirements analysis – creation of detailed functional requirements documents.

5.	Design – transforms detailed requirements into detailed design documents with the focus on how to deliver the required functionality.

6.	Development – converts a design into a software application by writing the software code for the programming.

7.	Testing – demonstrates that developed software application conforms to the functional requirements document by detailed testing of software.

8.	Implementation – includes resolution of problems identified in the testing phase, and implementation of software application into a production environment.

As we detailed, our process in our last response letter, our phases as listed below take us from steps 1 through 5 of the SDLC phases listed above. We believe that approximately 50% of the work has been completed upon completion of the phases discussed below.

In particular, a substantial portion of this work is undertaken by the Company’s development, engineering and design personnel and includes the following:

(i)	Understanding the client's business situation and environment, including their competitive landscape

The first stage in the Company’s process involves the conducting of a detailed review of a customer’s business model and its digital and marketing strategy as well as an examination and analysis of similar applications in the marketplace. Personnel involved at this stage include executive leadership, a pre-development engineer, director of strategy and a user experience architect or user interface designer.

(ii)	Researching and establishing the goals of the App

Applications can have different goals, for example, creating game experiences, branded experiences, selling products or services or creating a social community. Working with the customer, the Company establishes specific goals and works to project expected delivery against key performance indicators. Personnel involved at this stage include executive leadership, a pre-development engineer, director of strategy and a user experience architect or user interface designer.

(iii)	Understanding and researching the target and potential App use cases

This phase involves understanding the demographics and psychographics of the end user through primary research (e.g. surveys, focus groups etc.) and secondary research (e.g. Simmons, Nielsen, etc.), the extent of which is dependent on the customer budget. Personnel involved at this stage include executive leadership, director of marketing and director of strategy.

(iv)	Developing a monetization strategy

Monetization in application development can take different forms e.g. paid-apps, in-app purchases and subscription services. The Company works with the customer to give consideration to and develop a monetization strategy. Personnel involved at this stage include executive leadership, director of marketing, and director of strategy.

(v)	Determining functionality and articulating the functionality through a storyboard and functional specification document

One of the more labor intensive stages involves determining functionality. This takes place through a series of internal ideation sessions in which the Company outlines recommended functionality or where functionality has been pre-determined by a customer, validates functionality. Once approved by the customer, the Company storyboards the App detailing every screen of the App, website and/or administration panel. Application screens may range from 20 to 200 screens depending on the complexity of the App and usually involves intensive customer input. The Company then writes a technical design document that details every screen of the App, functionality, web services required and any back-end integration. Personnel involved at this stage include executive leadership, director of strategy, a graphic designer, an architecture engineer, a software developer and account management.

(vi)	Determining the resources and timeline needed to complete the final work product

Having undertaken the work described in the previous stages, the Company develops a scope for the final work product together with a detailed resource allocation, timeline, pricing proposal and contract.  Personnel involved at this stage include executive leadership, legal, director of marketing and account management.